

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65488

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 35th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Szep — 212 - 887 - 1207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W. Mt. Pleasant Avenue, Ste 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Conrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FocusPoint Private Capital Group, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCG, LLC
(d/b/a FocusPoint Private Capital Group)

Statement of Financial Condition
December 31, 2016

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Index
December 31, 2016

Page(s)



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
FPCG, LLC (d/b/a FocusPoint Private Capital Group)

We have audited the accompanying statement of financial condition of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2016. This financial statement is the responsibility of FPCG, LLC (d/b/a FocusPoint Private Capital Group)'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FPCG, LLC (d/b/a FocusPoint Private Capital Group) as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 28, 2017

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM

FPCG, LLC (d/b/a FocusPoint Private Capital Group)
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	4,654,912
Fee receivable, net		7,174,769
Prepaid expense and other assets		553,874
Investments, at fair value		6,828
Fixed assets, net		10,526
Total assets	$	12,400,909
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and other	$	321,788
Accrued royalty payable		2,302,130
Accrued commissions payable		1,411,422
Deferred rent		100,844
Total liabilities		4,136,184
Commitments and contingencies (see Notes 7)		
Member's equity		8,264,725
Total liabilities and member's equity	$	12,400,909

See accompanying notes to statement of financial condition.

1. Organization

FPCG, LLC (d/b/a FocusPoint Private Capital Group) (the "Company"), formally known as Forbes Private Capital Group, changed its name on May 24, 2015. The Company was formed for the purpose of providing services on behalf of clients for the purchase and/or sale of securities in private placements. The Company is a limited liability company established in the state of Washington on April 16, 2002. On November 8, 2002, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly-owned subsidiary of LANDC Investment LLC ("LANDC" or the "Parent".) The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fee Receivable
Fee receivable is stated at its net realizable value, which represents the account balance less an allowance for balances not fully collectible. The Company considers a receivable uncollectible when, based on current information or factors such as creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. If the financial condition of customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. The Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. After reasonable collection efforts are made, outstanding balances are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company recorded a bad debt recovery of ($486,565) in 2016. The allowance for doubtful accounts was $743,147 at December 31, 2016.

2. Summary of Significant Accounting Policies (Continued)

Valuation of Investments and Valuation Processes

The Company holds investments, which are stated at fair value in the statement of financial condition in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, *Fair Value Measurement*. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about the fair value measurements.

To increase consistency and comparability in fair value measurements and related disclosures, the Company utilizes the fair value hierarchy required by FASB ASC 820, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Fixed Assets

Furniture and equipment are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 605, *Revenue Recognition*, which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectability is assessed as probable. Placement and advisory fee are recorded when earned, which is generally at the time a transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing. Fees receivable include reimbursable expenses allowed under the terms of advisory service agreements.

Deferred Rent Expense

The difference between rent expense and the rent paid is recorded as "Deferred rent" in the statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and state tax laws provide that any income or loss is passed through to the Parent for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's tax provision for the New York City unincorporated business tax is included in the statement of operations.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2016, the tax years that remain subject to examination by the federal, state, local and foreign tax jurisdictions under statute of limitations are 2013 and forward (with limited exceptions).

Foreign Currency Exchange Gains and Losses

Transactions in foreign currencies are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated for inclusion in the accompanying statement of financial condition are included in the statement of operations.

3. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon the fair value hierarchy in accordance with US GAAP. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following table presents information about the Company's assets measured at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Common stock in public entity	$ 6,828	$ -	$ -	$ 6,828

At December 31, 2016, Level 1 securities are quoted using active markets.

3. Fair Value Measurements (Continued)

Changes in Level 3 assets measured at fair value for the year ended December 31, 2016, were as follows:

	Private investment companies	
Beginning balance, December 31, 2015	$	25,000
Written-off investment		(25,000)
Ending balance, December 31, 2016	$	-

Realized and unrealized gains and losses are included in "Loss on investments in private investment companies" in the accompanying statement of operations.

4. Fixed Assets

Details of fixed assets are summarized as follows:

Furniture and equipment	$	17,508
Leasehold improvements		13,840
		31,348
Less: accumulated depreciation and amortization		(20,822)
Fixed assets, net	$	10,526

Depreciation and amortization expense during the year ended December 31, 2016, amounted to $8,841.

5. Concentrations

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2016.

The Company transacts business with a limited number of parties. Two customers accounted for 84% of total revenues for the year ended December 31, 2016. Accounts receivable from these customers totaled approximately $3,884,000 at December 31, 2016.

6. Commitments and Contingencies

Operating Lease

The Company leases two office spaces under non-cancellable lease agreements. The lease for the New York office expires on May 30, 2019, and the lease for the Connecticut office expires on November 30, 2017. The future minimum annual payments under these agreements at December 31, 2016, are as follows:

Year ending December 31:	Total Commitments
2017	$ 387,703
2018	367,489
2019	184,968
	$ 940,160

The minimum annual rents are subject to escalation based on increases in real estate taxes and certain operating costs incurred by the lessor. The Company also has security deposits aggregating $177,060 relating to the leases. Rent expense under these leases for the year ended December 31, 2016, aggregated $364,241. This amount is net of sublease income of $14,621.

Legal

The Company from time to time is involved in claims and legal actions arising in the ordinary course of business. Management does not expect that the outcome of any such claims or actions will have a material effect on the Company's operations or financial condition.

The Company has been named as a defendant in a case alleging discriminatory conduct while employed by the former parent (G2) of the Company. This former employee is seeking compensatory damages in an amount to be determined at trial for lost wages, salary, commissions and employment benefits, amongst other claims. Pursuant to an agreement between the Company and G2, G2 is handling the defense of this mater and the Company is fully indemnified by G2 for all legal fees and any adverse judgment. Accordingly, no adjustment has been made in the Company's accompanying statement of financial condition for this claim.

In December 2012, the Company filed suit against one of its customer to enforce the terms of the contract agreement. In October 2014, the trial court entered judgment in favor of the Company in the amount of $863,853, consisting of damages, prejudgment interest and miscellaneous court costs. Both parties had subsequently filed appeals to the trial court rulings. In February 2017, the Company and its former customer executed a settlement agreement and mutual release, whereby the client agreed to pay to the Company approximately $1,090,000 in full settlement of the judgment. The Company had reserved fully against the receivable from its client in prior years. Therefore, at December 31, 2016, management reduced the reserve by approximately $545,000 to account for the impact of the settlement.

On May 24, 2010, the Company entered into a Trademark License Agreement with Forbes Financial Services, LLC ("Forbes") to obtain permission from Forbes to utilize the name of FORBES in its business operations. The license expired on May 24, 2015, and was not renewed. As of December

6. Commitments and Contingencies (Continued)

Legal (Continued)

31, 2016, the Company had an accrued liability of $2,302,130. The Company has claims for money damages against Forbes (and certain related parties) owing to representations and actions taken prior to the expiration of the license. For these reasons, the Company has declined to pay this liability and has been engaged in discussions with Forbes regarding settlement, including an exchange of mutual releases.

7. Related Parties

The Company has entered into a shared services agreement with the Parent dated January 1, 2016. Pursuant to the agreement the Parent will provide the following services to the Company: Accounting/Finance, Operations, Tax, Human Resources, Compliance, IT assistance, Project Management, Business Development, Administrative and Secretarial. The fee for services will equal the current compensation of the Parent employees who during the year only performed services for the Company. During the year ended December 31, 2016, such fees totaled $1,956,958 and are included in "Salaries and benefits" in the statement of operations.

Included in "Accounts payable and other" in the statement of financial condition is a payable to the Parent for $66,889 related to these services as of December 31, 2016.

A customer of the Company is also a member of the Parent. There were sales of approximately $3,467,000 to this customer during 2016, and the receivable at year end totaled approximately $3,074,000.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,684,268 which exceeded the required net capital minimum by $1,423,192.

9. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of the issuance of the statement of financial condition requiring recognition or disclosure in the statement of financial condition.